UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006 – Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to article 228 of the Spanish Securities Market Act (Texto Refundido Ley del Mercado de Valores), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following

Material fact (Hecho relevante)

The Company announces that, in the framework of its negotiations with diverse financial creditors, a loan agreement for an amount of 106 million euros and with a final maturity date of 17 March 2016 has been entered into with a group of financial entities. The loan will be used for general corporate purposes. As security for the loan, security interests over certain shares in Abengoa Yield plc held by the Group have been granted.

Additionally, in compliance with the obligations assumed by the Company under the loan agreement entered into on 23 September 2015 for an amount of 165 million euros (drawn down for an amount of 125 million euros), certain other shares of Abengoa Yield plc held by the Group have been pledged as security for such financing.

Seville, 24 December 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: December 24, 2015	By:	/s/ José Domínguez Abascal
Name: José Domínguez Abascal
Title: CEO